Li He Partner +852 2533 3306 li.he@davispolk.com davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong
Resident Hong Kong Partners
Karen Chan † Yang Chu † James C. Lin* Gerhard Radtke* Martin Rogers †	Patrick S. Sinclair* Miranda So* James Wadham † Jia Xu †
Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales

September 20, 2021
Re:	Atour Lifestyle Holdings Limited Amendment No. 3 to Registration Statement on Form F-1 Filed August 31, 2021 CIK No. 0001853717

Mr. Frank Knapp

Mr. Robert Telewicz

Mr. Ronald (Ron) E. Alper

Ms. Brigitte Lippmann

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Frank Knapp, Mr. Robert Telewicz, Mr. Ronald (Ron) E. Alper and Ms. Brigitte Lippmann:

On behalf of Atour Lifestyle Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 17, 2021 on the Company’s amendment no. 3 to the registration statement on Form F-1 filed on August 31, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filling its amendment no. 4 to the Registration Statement on Form F-1 (the “Registration Statement Amendment No. 4”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company has responded to all of the Staff’s comments. The Staff’s comments are repeated below in bold, followed by the Company’s responses to the comments. It has included page numbers to refer to the location in the Registration Statement Amendment No. 3 where the disclosure addressing a particular comment appears.

*      *      *     *

Amendment No. 3 to Registration Statement on Form F-1

Cover Page

1. We note your response to comment 1. Please revise your prospectus summary to address all the risks highlighted on the prospectus cover page and clarify that these risks could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Similarly, your disclosure in the prospectus summary should also address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 5 of the Registration Statement Amendment No. 4.

Prospectus Summary, page 1

2. We note your response to comment 2. Please revise your summary of risk factors on page 4 to specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs. Also revise your summary of risk factors to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement Amendment No. 4.

3. We note your response to comment 3 and your risk factor disclosure that “there are no PRC laws and regulations in force explicitly requiring that we obtain any permission from PRC authorities to issue securities to foreign investors.” Please provide this disclosure in the prospectus summary. With respect to approval of your operations, clearly state in the prospectus summary whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of the Registration Statement Amendment No. 4.

Holding Company Structure, page 6

4. We note your revisions in response to comment 4. Please address the following with respect to your revised disclosure:

•	In your disclosure you state that appropriation to the general reserve fund is not required if the fund has reached 50% of the registered capital of your subsidiaries. Please revise your disclosure to discuss whether your subsidiaries are still required to contribute to the general reserve fund, and whether these contributions are expected end in the near term.
•	In your revised disclosure you state that your contributions to the enterprise expansion fund and the staff and bonus welfare fund can be made at your subsidiaries’ discretion. Please disclose your subsidiaries’ historic contributions to each fund for each financial statement period presented.

•	Finally, we note your disclosure that distributions can only be made out of retained earnings as defined by Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance. Please disclose the retained earnings (deficit) for your subsidiaries as determined by Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance for each period presented in the financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 110 of the Registration Statement Amendment No. 4.

Risk Factors

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws..., page 47

5. We note your response to comment 5 and your disclosure in the last paragraph beginning on page 47 that government intervention or influence could adversely affect your business, financial condition and results of operations. Please expand your disclosure to state that any such intervention or influence could also result in a material change in the value of your ADSs. The statement on page 48 that the value of your securities could become worthless appears limited to actions by the government to exert oversight and control over securities offerings and capital markets activities only.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement Amendment No. 4.

*          *          *         *

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Rui Zhao, Chief Financial Officer Atour Lifestyle Holdings Limited Allen Wang, Esq. Latham & Watkins LLP Kevin Huang Linda Gu KPMG Huazhen LLP

4